July 19, 2012

Via Edgar and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Cascio, Accounting Branch Chief

Re:	Fairchild Semiconductor International Inc.
Form 10-K for the fiscal year ended December 25, 2011
Filed February 23, 2012
Form 10-Q for the quarter ended April 1, 2012
Filed May 11, 2012
File No. 001-15181

Dear Mr. Cascio:

On behalf of Fairchild Semiconductor International, Inc. (“we” or “our”), this responds to the comments of the Division of Corporation Finance (“Staff”) dated July 10, 2012 concerning Form 10-Q for the quarter ended April 1, 2012. Your comment was the following:

Note 2. Financial Statement Details, page 8

1. We see that you adjusted the depreciable life for certain machinery and equipment and molds and tooling equipment during the first quarter of 2012, which resulted in a net reduction to depreciation expense for the quarter of $4.0 million. In future filings please include enhanced disclosure about why the useful life assumptions were changed, including the significant judgments and assumptions considered. In addition, please include the disclosures required by FASB ASC 250-10-50-4, as applicable.

Our Response:

We respectfully note the Staff’s comment and will include an enhanced disclosure in future filings. We will ensure that the disclosures required by FASB ASC 250-10-50-4 are included as well. Following is the disclosure we plan to include in our Form 10-Q for the quarter ended July 1, 2012.

Securities and Exchange Commission

Division of Corporation Finance

July 19, 2012

Page Two

Prior to December 26, 2011, the company depreciated much of its machinery and equipment over an eight-year period. During the first quarter of 2012, the company completed an analysis of the useful life assumptions. In performing this analysis, the company examined the historical usage patterns for machinery and equipment at its wafer fabrication and assembly and test manufacturing facilities. As a result of this analysis, the company determined that, while the useful life of its assembly and test equipment was consistent with the eight year depreciation schedule, the wafer fabrication equipment remained in use beyond the eight-year life assigned to that asset category. The typical life was approximately ten years. At the time the analysis was performed, the company was unaware of any events which would result in a change from this historical pattern. Accordingly, the company determined that it would adjust the estimated useful life assumptions for machinery and equipment at the company’s wafer fabrication facilities from eight years to ten years to better align its depreciation expense with its actual historical experience. As a result, the company realized a reduction in its depreciation expense of approximately $4.8 million and $9.5 million in the second quarter and first six months of 2012, respectively, when compared to depreciation expense under the previous useful life policy.

In addition, the company reassessed the useful lives, which ranged from one to five years, of its molds and tooling equipment in the first quarter. The historical patterns of molds and tooling usage at its assembly and test manufacturing facilities were examined. Based upon the analysis, it was determined three years was the most appropriate life for these assets. This resulted in a net increase to depreciation expense of $0.7 million in the first quarter of 2012. Impacts on the second quarter were immaterial.

The impact of these change in estimates increased net income by $3.8 million or $0.03 per share in the quarter ended July 1, 2012 and by $8.1 million or $0.06 per share for the six months ended July 1, 2012.

Fairchild Semiconductor International, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;
•	it may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

Sincerely,

/s/ Mark S. Frey

Mark S. Frey

Chief Financial Officer